Exhibit 99.1

Aquasition Corp.’s Warrants and Units to be Delisted from the NASDAQ Stock Market

SHISHI, CHINA, August 28, 2014 /PRNewswire/ -- Aquasition Corp. (the "Company") (NASDAQ: AQU), a company engaged in the design, manufacturing, marketing, distribution and sale of casual menswear in China, today announced that on August 25, 2014 it received a letter from the staff of the Listing Qualifications (the "Staff") of the NASDAQ Stock Market LLC (“Nasdaq”), indicating that the Staff has determined to delist the Company’s warrants (NASDAQ: AQUUW) and units (NASDAQ: AQUUU) from the NASDAQ Stock Market. As the Company previously disclosed, it received a letter on March 20, 2014 from Nasdaq notifying the Company that its securities did not comply with the minimum 300 public holder requirement for continued listing under Nasdaq Listing Rule 5550(a)(3). After completion of its recent business combination with KBS International Holdings Inc., based on the review of the Staff, the Company’s common stock complies with the minimum Round Lot Holder requirement for initial listing, while the Company’s warrants and units failed to demonstrate compliance. While the Company may appeal the Staff’s delisting determination by September 2, 2014, it has no intention to do so as it determined that it would not be able to regain compliance with Nasdaq’s continued listing requirements within the required time frame. As a result, trading of the Company’s warrants and units will be suspended at the opening of business on September 4, 2014 and a Form 25-NSE will be filed by Nasdaq with the Securities and Exchange Commission (“SEC”), which will remove the Company’s warrants and units from listing and registration on the NASDAQ Stock Market. The Company anticipates that the warrant and units will be eligible to be quoted on either the OTC Bulletin Board or “Pink Sheets” thereafter. No assurance, however, can be made that trading in the Company’s warrants and units on the OTC Bulletin Board or “Pink Sheets will commence or be maintained.

The Company believes that the delisting of the Company’s warrants and units will not affect the continued trading of the Company’s common stock on the NASDAQ Stock Market.

Forward-Looking Statements

This press release contains statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release, other than statements of historical facts, are “forward-looking statements” for purposes of these provisions. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements. These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and other risks mentioned in our other reports filed with the SEC, which are available over the Internet at the SEC’s website at http://www.sec.gov. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

Contact: Bill Zima 1-203-682-8233